FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “ AU Optronics Corporation Signs Patent Cross License Agreement with Sharp Corporation ”, dated July 6, 2005
2.	Press release entitled, “AU Optronics Corp. June 2005 Consolidated Revenues Totaled NT$15,954 Million”, dated July 7, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 7, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

AU Optronics Corp.
July 6, 2005
English Language Summary

Subject:	AU Optronics Corporation Signs Patent Cross License Agreement with Sharp

Corporation

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating

Procedures for the Publication of Material Information by Listed Companies

Date of events:	2005/07/06

Content:

1.	Date of occurrence of the event: 2005/07/06

2.	Counterparty to the contract: Sharp Corporation

3.	Relationship to the Company: Non-related

4.	Starting and ending dates or rescission date : 2005/07/01~2010/06/30

5.	Major content (not applicable where rescinded): Patent Cross License

6.	Restrictive covenants (not applicable where rescinded): As provided in the Agreement.

7.	Effect on company finances and business (not applicable where rescinded): Each party obtains the right to use the other party's licensed patents with respect to PC-application related business.

8.	Concrete purpose/objective (not applicable where rescinded): Patent cross license for relevant TFT-LCD products for PC application.

9.	Any other matters that need to be specified: The Agreement is signed on July 6, 2005, taking retroactive effect as of July 1, 2005.

News Release

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 17, 2005.

AU Optronics Corp. June 2005 Consolidated Revenues Totaled
NT$15,954 Million

Issued by: AU Optronics Corp.
Issued on: July 7, 2005

Hsinchu, Taiwan, July 7, 2005 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$15,954 million and unconsolidated net sales of NT$15,953 million for the month of June 2005.

Preliminary shipments of large-size panels(a) for applications such as desktop monitor, notebook PC, LCD TV, and other applications totaled 2.37 million, similar to that of May. Shipments of small- and medium-size panels decreased by 7.3% M-o-M to total 3.68 million due to product mix change.

Contributed by the smooth ramp-up of AUO’s Gen. 6 production facility (Fab L10), LCD TV panel shipment in June 2005 exceeded 300,000 units, of which over 75,000 panels shipped are 32-inch.

Preliminary shipments of large-size panels for the second quarter reached 7.04 million, a 16.6% increase compared to that of the first quarter 2005. Shipments for small- and medium-sized panels posted a 36.9% growth Q-o-Q to reach 11.83 million in the second quarter 2005. Unit sales for both large-size and small- and medium-size panels exceeded the second quarter guidance that was provided on April 26, 2005, primarily contributed by the new capacity from AUO’s Gen. 6 fab that is in smooth ramp-up progress.

Unaudited consolidated revenues for the month of June 2005 increased by 3.7% M-o-M, while unconsolidated net sales rose 3.7% sequentially. On a year-over-year basis, June 2005 consolidated revenues increased by 0.5%, while unconsolidated net sales rose 0.6% .

For the three months ended June 30, 2005, unaudited consolidated and unconsolidated revenues totaled NT$46,247 million and NT$46,214 million, representing 19.1% and 19.1% Q-o-Q growth, respectively.

(a) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
Net Sales (1) (2)	Consolidated (3)	Unconsolidated
June 2005	15,954	15,953
May 2005	15,380	15,379
M-o-M Growth	3.7%	3.7%
June 2004	15,867	15,865
Y-o-Y Growth	0.5%	0.6%
January to June 2005	85,084	85,010
January to June 2004	89,861	86,880
Y-o-Y Growth	(5.3%)	(2.2%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (TFT-LCD), dominating approximately 13.8%* of global market share and generated net income of NT$168.1Billion (US$5.3 bn) in 2004. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab. specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5” -46”) TFT-LCD display panels, which puts it in a unique position to service clients of diversified product applications.

* As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated April 5, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

FOR MORE INFORMATION

Yawen Hsiao

Corporate Communications Dept.
AU Optronics Corp.
 No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
 Tel: +886-3-5008899 ext 3211
 Fax: +886-3-5772730 Email:yawenhsiao@auo.com